UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. 3)(1)*
                 -------------------------------
                       CELADON GROUP, INC.
                        (Name of Issuer)

                  Common Stock, $.033 par value
                 (Title of Class of Securities)

                           150838 10 0
                         (CUSIP Number)
                --------------------------------
                       Howard Kailes, Esq.
                 Krugman Chapnick & Grimshaw LLP
                    Park 80 West - Plaza Two
                 Saddle Brook, New Jersey 07663
                         (201) 845-3434
    (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)
                 -------------------------------

                          June 23, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
                                                        ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------
(1)  Constitutes Amendment No. 5 to Schedule 13G filed jointly by
     Hanseatic Corporation, Paul Biddelman and Wolfgang Traber.

CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     959,353 (see footnote 1)

8    SHARED VOTING POWER

     (see footnote 2)

9    SOLE DISPOSITIVE POWER

     959,353 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     (see footnote 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     959,353 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     (see footnote 2)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.4% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1) Includes 12,121 shares issuable upon exercise of outstanding warrants, and excludes the effect of a voting agreement entered into by Laredo Acquisition Corp., Hanseatic Agreement and Stephen Russell.

(2) Excludes an aggregate of approximately 1,005,298 shares (the "Russell Shares") beneficially owned by Stephen Russell (including 63,334 shares issuable upon exercise of outstanding options exercisable within 60 days), as reported in the Proxy Statement dated October 17, 1997 of Celadon Group, Inc. The Russell Shares are subject to a stockholders' agreement among Celadon Group, Inc., Hanseatic Corporation and Stephen Russell.

(3) Based upon an aggregate of 7,721,989 shares outstanding at June 23, 1998.

CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     959,353 (see footnotes 1 and 2)

9    SOLE DISPOSITIVE POWER

     --

10   SHARED DISPOSITIVE POWER

     959,353 (see footnotes 1 and 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     959,353 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     (see footnote 2)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.4% (see footnote 1)

14   TYPE OF REPORTING PERSON*

     IN

---------------
(1) Represents shares beneficially owned by Hanseatic Corporation; the undersigned holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)  Excludes the Russell Shares.

(3) Based upon an aggregate of 7,721,989 shares outstanding at June 23, 1998.

CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul A. Biddelman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     28,500 (see footnote 1)

8    SHARED VOTING POWER

     959,353 (see footnotes 2 and 3)

9    SOLE DISPOSITIVE POWER

     28,500 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     959,353 (see footnotes 2 and 3)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     987,853 (see footnotes 1, 2 and 3)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     (see footnote 3)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.7% (see footnote 4)

14   TYPE OF REPORTING PERSON*

     IN

---------------
(1) Represents shares issuable upon exercise of outstanding options exercisable within 60 days.

(2) Represents shares beneficially owned by Hanseatic Corporation; the undersigned is the president of Hanseatic Corporation and its designee on the board of directors of Celadon Group, Inc.

(3)  Excludes the Russell Shares.

(4) Based upon an aggregate of 7,721,989 shares outstanding at June 23, 1998.

                          INTRODUCTION

     Pursuant to Reg. Section 240.13d-2 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to Schedule 13D discloses changes in the Statement on Schedule 13D dated July 3, 1996, as amended by Amendment No. 1 thereto dated July 3, 1996 and Amendment No. 2 thereto dated December 31, 1997, filed jointly by Hanseatic Corporation ("Hanseatic"), Wolfgang Traber and Paul A. Biddelman, and therefore does not restate the items therein in their entirety.

     On June 23, 1998, Celadon Group, Inc. (the "Corporation") entered into an Agreement and Plan of Merger dated such date (the "Merger Agreement") with Laredo Acquisition Corp. ("Laredo"), a wholly-owned subsidiary of Odyssey Investment Partners, pursuant to which Laredo will be merged with and into the Corporation (the "Merger"). Upon the effectiveness of the Merger (the "Effective Time"), the separate corporate existence of Laredo will cease and the Corporation will continue as the surviving corporation (the "Surviving Corporation"). At the Effective Time: (i) the shares of common stock of Laredo issued and outstanding immediately prior to the Effective Time will be automatically converted into and thereafter represent 2,880,000 shares of validly issued, fully-paid and nonassessable shares of common stock, $.033 par value (the "Surviving Common Stock"), of the Surviving Corporation, and (ii) except as hereinafter described, each share of common stock, $.033 par value (the "Common Stock"), of the Corporation issued and outstanding immediately prior to the consummation of the Merger will be converted into the right to receive $20.00 (the "Merger Consideration"). Certain of the Corporation's current stockholders (including Hanseatic) will, in lieu of receiving the Merger Consideration, retain an aggregate of 320,000 shares of Common Stock currently held by them, each of which will, at the Effective Time, be converted into the right to receive one share of Surviving Common Stock (the "Rollover Shares").

     The affirmative vote of a majority of the outstanding shares of Common Stock is required to consummate the Merger. As more fully described under Item 6 herein, on June 23, 1998 Hanseatic agreed, pursuant to a Voting Agreement dated such date (the "Voting Agreement") with Laredo and Stephen Russell, to vote in favor of the Merger, and to receive Rollover Shares in lieu of the Merger Consideration with respect to 120,000 shares of Common Stock beneficially owned by Hanseatic.

Item 4.   Purpose of Transaction.
          ----------------------
     On June 23, 1998, Hanseatic entered into the Voting Agreement, which provides that Hanseatic will vote in favor of the Merger and receive Rollover Shares in lieu of the Merger Consideration with respect to 120,000 shares of Common Stock beneficially owned by Hanseatic. See Item 6 for a description of the Voting Agreement, which information is incorporated by reference to this item.

Item 6.   Contracts, Arrangements, Understandings or Relation-
          ships with Respect to Securities of the Issuer.
          -----------------------------------------------------

     The Voting Agreement provides that, until the Merger Agreement is terminated in accordance with its terms (the "Termination Date"), at any meeting of the stockholders of the Corporation, or in connection with any written consent of stockholders of the Corporation, Hanseatic will vote all shares of Common Stock beneficially owned by it: (i) in favor of the Merger and adoption of the Merger Agreement, the execution and delivery by the Corporation of the Merger Agreement and the approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would (or would be reasonably likely to) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Corporation under the Merger Agreement; and (iii) except as specifically requested in writing by Laredo in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement):
(1) any extraordinary corporate transaction such as a merger, consolidation or other business combination involving the Corporation or any of its subsidiaries, (2) a sale, lease or transfer (whether by merger, consolidation, operation of law or otherwise) of a material amount of assets of the Corporation or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Corporation or any of its subsidiaries; (3)(a) any change in the majority of the board of directors of the Corporation; (b) any change in the present capitalization of the Corporation or any amendment of the Corporation's certificate of incorporation or by-laws; (c) any other material change in the Corporation's corporate structure or business; or (d) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement, or the Voting Agreement or the contemplated economic benefits of any of the foregoing.

     Prior to the Termination Date, Hanseatic will not directly or indirectly: (i) except pursuant to the terms of the Merger Agreement and to Laredo pursuant to the Voting Agreement, offer for sale, sell or otherwise dispose of any shares of Common Stock now or subsequently beneficially owned by Hanseatic, or any interest therein, or (ii) except as contemplated by the Voting Agreement, grant any proxies or powers of attorney with respect to any such shares, deposit any such shares into a voting trust or enter into a voting agreement with respect to any such shares.

     Under the Voting Agreement, Hanseatic has agreed to rollover an aggregate of 120,000 shares of Common Stock and receive Rollover Shares in lieu of the Merger Consideration for such shares.

     The Voting Agreement also provides that Hanseatic will not exercise any rights-of-first refusal or co-sale rights granted to it by Stephen Russell under the stockholders agreement dated
October 8, 1992, as amended July 3, 1996, to the extent inconsistent with the Merger Agreement, the Voting Agreement or the transactions contemplated thereby.

     Under the terms thereof, either party may terminate the Merger Agreement if closing has not occurred on or before November 30, 1998, or earlier in the circumstances described in the Merger Agreement. Reference is hereby made to the Voting Agreement annexed hereto as Exhibit B, the full text of which is hereby incorporated into this item and qualifies all statements contained herein.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

     Exhibit A  -   Agreement pursuant to Rule 13d-1(k)(1)(iii)

     Exhibit B  -   Voting Agreement dated June 23, 1998 among
                    Laredo Acquisition Corp., Stephen Russell and
                    Hanseatic Corporation

                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 1998                HANSEATIC CORPORATION



                                   By s/Paul A. Biddelman
                                     ----------------------------
                                     Paul A. Biddelman, President


Dated: July 3, 1998
                                   s/Wolfgang Traber
                                   ------------------------------
                                    Wolfgang Traber



     Dated: July 3, 1998                s/Paul A. Biddelman
                                        ------------------------------
                                        Paul A. Biddelman

                        INDEX TO EXHIBITS


     Exhibit A  -   Agreement pursuant to Rule 13d-1(k)(1)(iii)

     Exhibit B  -   Voting Agreement dated June 23, 1998 among
                    Laredo Acquisition Corp., Stephen Russell and
                    Hanseatic Corporation